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As filed with the Securities and Exchange Commission on October 9, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MONSTER WORLDWIDE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

13-3906555
(I.R.S. Employer Identification Number)

622 Third Avenue
New York, New York 10017
(212) 351-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Myron Olesnyckyj, Esq.
Monster Worldwide, Inc.
622 Third Avenue
New York, New York 10017
(212) 351-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

Gregg Berman, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000	Luciana Fato, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plan, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Aggregate Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common Stock, $.001 par value per share	6,900,000	$27.94	$192,786,000	$15,597

(1)
Includes 900,000 shares that the underwriters have the option to purchase solely to cover the over-allotments, if any.

(2)
The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $27.94, the average of the high and low prices of the common stock of Monster Worldwide, Inc. as reported on The Nasdaq Stock Market on October 7, 2003.

        This registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued October 9, 2003

6,000,000 Shares

Common Stock

Monster Worldwide, Inc. is offering 6,000,000 shares of its common stock.

Our common stock is listed on the Nasdaq National Market under the symbol "MNST." On October 6, 2003, the reported last sale price of our common stock on the Nasdaq National Market was $28.50 per share.

Investing in the common stock involves risks. See "Risk Factors" beginning on page 6.

PRICE $[              ] PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Monster Worldwide, Inc.
Per Share	$	$	$
Total	$	$	$

Monster Worldwide, Inc. has granted the underwriters the right to purchase up to an additional 900,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co., Incorporated expects to deliver the shares of common stock to purchasers on                    , 2003.

MORGAN STANLEY

The date of this Prospectus is              , 2003.

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

        When used in this prospectus, "we", "us" and "our" refer to Monster Worldwide, Inc. and where the context requires, our subsidiaries. Monster is our registered trademark. This prospectus contains other product names, trade names, service marks and trademarks of Monster and of other organizations.

        All of the information in this prospectus assumes no exercise of the underwriter's over-allotment option and gives effect to the two-for-one stock split effected in the form of a stock dividend to each stockholder of record as of February 29, 2000.

PROSPECTUS SUMMARY

        The following summary should be read in conjunction with the other information contained or incorporated by reference in this prospectus. Read this prospectus carefully, especially the risks described under "Risk Factors."

Our Company

        Founded in 1967, Monster Worldwide, Inc. is the parent company of Monster, the leading global online careers property. We also own TMP Worldwide, the world's largest Yellow Pages and recruitment advertising agency network. Our clients include approximately 90 of the Fortune 100 and approximately 490 of the Fortune 500 companies. We are headquartered in New York with approximately 4,500 employees in 19 countries.

        Monster (www.monster.com) is our flagship brand and the leading global online careers property. Monster was founded in 1994 as the Monster Board and was the 454th commercial website in the world. We believe that Monster has revolutionized the way employers and job seekers connect with one another. Monster's services are designed to help employers, who are our clients, streamline and effectively manage their entire hiring process online by advertising job openings and accessing resume databases. We believe that Monster provides one-stop-shopping for our clients' online recruiting and career management needs, and offers services that are more efficient and effective than traditional methods of human resource management. The Monster global network consists of 20 local content and language sites in countries throughout North America, Europe and the Asia Pacific Region. The Monster network's resume database (which includes Flipdog and MonsterTRAK), contains, as of August 2003, more than 29 million resumes.

        Our TMP Worldwide Advertising & Communications business specializes in designing global, national or local recruitment advertising campaigns for clients in high growth industries and government agencies. We entered the recruitment advertising business in 1993 and have expanded this business worldwide through organic growth and acquisitions. We seek to help our clients position themselves as the employer of choice, and to attract and retain the most qualified candidates. In addition to traditional media, such as print advertising, we continue to expand the reach of our services through the utilization of online recruitment advertising, development of employer branding programs, image campaigns, creation of direct marketing materials, retention programs and other employee communications, job fairs, employee referral programs and campus recruiting.

        TMP Worldwide Directional Marketing is the world's largest Yellow Pages advertising agency based on gross billings. We help over 2,000 clients build, enhance, and protect their brand images using over 7,000 Yellow Pages directories. Our Directional Marketing business focuses on Yellow Pages advertising programs for national accounts. We entered the Yellow Pages advertising business in 1967 and have been able to use our more than 35 years of understanding consumers' use of Yellow Pages directories to introduce our clients to other marketing media that facilitate a connection between consumers and our clients, such as MonstermovingSM (www.monstermoving.com).

        We believe our growth will primarily come from strengthening our leadership position in the online recruitment and career management market and migrating our traditional business models to the Internet. Our ongoing strategies to strengthen our position include:

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  promoting the Monster brand globally through online and traditional advertising, aggressive and targeted marketing programs and through select alliances or affiliations;

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  growing through new initiatives, such as Monster Hourly and Skilled and Monster Government Solutions, and leveraging our brand through extensions, such as Monstermoving.com;

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  developing the Monster brand internationally by maintaining or achieving the number one or two market position in key international markets, by growing organically and through select, complementary acquisitions;

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  developing integrated sales approaches between our Interactive solutions and traditional recruitment and Yellow Pages advertising services along the entire employment spectrum; and

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  enhancing the features of Monster so it remains the most comprehensive career management resource for both the job seeker and the HR professional.

        Our executive offices are located at 622 Third Avenue, New York, New York 10017, and our telephone number is (212) 351-7000. Our website is www.monsterworldwide.com. The information contained on our website is not a part of this prospectus.

Recent Developments

        Hudson Highland Spin-Off.    On March 31, 2003, we completed the distribution (the "spin-off") of the common stock of Hudson Highland Group, Inc. ("HH Group"), previously reported as our eResourcing and Executive Search divisions. The spin-off was effected by way of pro-rata tax free dividend (the "Distribution") of the common stock of HH Group to holders of our common stock on March 31, 2003. In the Distribution, our stockholders received one share of HH Group common stock for every 13 1/3 shares of our common stock owned. Our stockholders paid no consideration for the shares of HH Group stock they received.

        Termination of Ninemsn Joint Venture.    In August 2003, we terminated our joint venture arrangement with Ninemsn in Australia and New Zealand. We have shut down our websites in Australia and New Zealand (Monster.au and Monster.nz) and have redirected all traffic to our Monster.com website. Our shut down plan includes employee terminations, client notifications and property abandonment. Our shut down plan was substantially complete as of August 15, 2003.

        Expiration of AOL and MSN Agreements and Redirection of Marketing Spending.    Our existing content and marketing agreements with America Online, Inc. (a unit of AOL Time Warner, Inc.) and MSN (a unit of Microsoft, Inc.) will expire on December 1, 2003 and December 31, 2003, respectively. For the six months ended June 30, 2003, we estimate that MSN and AOL together provided an average of approximately 25% of the unduplicated unique visitors that visited the Monster sites. We define an unduplicated unique visitor as one who visited only the AOL Monster co-branded site or the MSN Monster co-branded site, and did not visit any of our Monster sites. During 2003, we anticipate spending approximately 40% of our global marketing budget or approximately $50 million in connection with these agreements. Following the expiration of these agreements, we plan to redirect a large portion of this amount toward targeted, national and local marketing initiatives. We believe that this approach will enable us to more efficiently attract a targeted and more relevant audience, expand our Monster franchise and better meet the needs of Monster's customers.

THE OFFERING

Common stock offered by Monster Worldwide, Inc.	6,000,000
Common stock to be outstanding after this offering	118,698,203
Use of proceeds	General corporate purposes, including working capital. A portion of the proceeds may also be used to acquire or invest in complementary businesses. See "Use of Proceeds."
Nasdaq National Market Symbol	MNST

        The number of shares of common stock to be outstanding after this offering excludes 17,951,548 shares of common stock subject to outstanding stock options and 9,992,782 shares of common stock reserved for future issuance under our stock plans. See "Capitalization" for additional information concerning the number of outstanding shares of our capital stock and stock options.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are "forward-looking statements" for purposes of this prospectus, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statements of assumptions underlying any of the foregoing. In some cases, you can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. All forward-looking statements and reasons why actual results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

RISK FACTORS

        Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

We rely on the value of our brands, particularly Monster, and the costs of maintaining and enhancing our brand awareness are increasing.

        Our success depends on our brands and their value. Our business would be harmed if we were unable to adequately protect our brand names, particularly Monster. We believe that maintaining and expanding the Monster brand is an important aspect of our efforts to attract and expand our user and client base. We also believe that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry. We have spent considerable money and resources to date on the establishment and maintenance of the Monster brand. We may spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts to preserve and enhance consumer awareness of the Monster brand during 2003. Despite this, we may not be able to successfully maintain or enhance consumer awareness of the Monster brand and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of the Monster brand in a cost-effective manner, our business, operating results and financial condition may be harmed significantly.

        We are also susceptible to others imitating our products, particularly Monster, and infringing on our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we are materially dependent. In addition, the laws of foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Imitation of our products, particularly Monster, or infringement of our intellectual property rights could diminish the value of our brands or otherwise reduce our revenues.

Our operations have been and will be affected by future global economic fluctuations.

        The general level of economic activity in the regions and industries in which we operate significantly affects demand for our services. When economic activity slows, many companies hire fewer employees. Therefore, if the current downturn in our business that began in the second half of 2001 continues, or there is a similar economic downturn in the future, especially in regions or industries where our operations are heavily concentrated, our business, financial condition and operating results could be significantly harmed. Further, we may face increased pricing pressures during such periods. There can be no assurance that during these periods our results of operations will not be significantly harmed.

Our operating results fluctuate from quarter to quarter.

        Our quarterly operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are a result of a variety of factors, including:

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  entering new markets;

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  enhancements to existing services;

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  the hiring cycles of employers;

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  the timing, amount and mix of subscription, license and service payments;

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  changes in general economic conditions, such as recessions, that could affect recruiting efforts generally and online recruiting efforts in particular;

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  the magnitude and timing of marketing initiatives;

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  the maintenance and development of our strategic relationships;

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  the attraction and retention of key personnel;

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  our ability to manage our anticipated growth and expansion;

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  our ability to attract and retain customers;

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  our ability to attract qualified job seekers;

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  technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically;

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  the timing of our acquisitions; and

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  the timing of Yellow Pages directory closings, the largest number of which currently occur in the third quarter.

We face risks relating to developing technology, including the Internet.

        The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require our continuous improvement in the performance, features and reliability of our Internet content, particularly in response to competitive offerings. We may not be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our websites and services. This could harm our business, financial condition and operating results.

        The online recruiting market is still young and rapidly evolving. The adoption of online recruiting and job seeking, particularly among those companies that have historically relied upon traditional recruiting methods, requires the acceptance of a new way of conducting business, exchanging information, advertising and applying for jobs. Many of our potential customers have little or no experience using the Internet as a recruiting tool, and only select segments of the job-seeking population have experience using the Internet to look for jobs. Companies may not continue to allocate portions of their budgets to Internet-based recruiting and job seekers may not use online job seeking methods. As a result, we may not be able to effectively compete with traditional recruiting and job seeking methods. If Internet-based recruiting does not remain widely accepted or if we are not able to anticipate changes in the online recruiting market, our business, results of operations and financial condition could be significantly harmed.

        New Internet services or enhancements that we have offered or may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. Any disruption in Internet access or in the Internet generally could significantly harm our business, financial condition and operating results. Slower response times or system failures may also result from straining the capacity of our software, hardware or network infrastructure. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition could be significantly harmed.

        Trends that could have a critical impact on our success include:

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  rapidly changing technology in online recruiting;

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  evolving industry standards, including both formal and de facto standards relating to online recruiting;

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  developments and changes relating to the Internet;

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  evolving government regulations;

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  competing products and services that offer increased functionality; and

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  changes in employer and job seeker requirements.

We rely heavily on our information systems and if our access to this technology is impaired or interrupted, or we fail to further develop our technology, our business could be harmed.

        Our success depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively, or any interruption or loss of our information processing capabilities, for any reason, could harm our business, results of operations or financial condition.

Our markets are highly competitive.

        The markets for our services are highly competitive. They are characterized by pressures to:

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  reduce prices;

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  incorporate new capabilities and technologies; and

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  accelerate job completion schedules.

        Furthermore, we face competition from a number of sources. These sources include:

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  Internet portals and other job-related websites;

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  traditional media companies, including newspapers;

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  specialized and integrated marketing communication firms; and

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  national and regional advertising agencies.

        Many of our competitors or potential competitors have long operating histories, and some may have greater financial, management, technological development, sales, marketing and other resources than we do. Some of our competitors, who have greater financial resources than us, may make the cost of entering into or renewing certain of our affiliation agreements economically unattractive, by developing competing relationships with our existing or potential affiliates. If we do not renew an affiliation agreement, our stock price may be significantly harmed. In addition, our ability to maintain our existing clients and attract new clients depends to a large degree on the quality of our services and our reputation among our clients and potential clients.

        Due to competition, we may experience reduced margins on our products and services, loss of market share or less use of Monster by job seekers and our customers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business, financial condition and results of operations could be significantly harmed.

        We have no significant proprietary technology that would preclude or inhibit competitors from entering the online advertising, recruitment advertising or Yellow Pages advertising markets. Existing or future competitors may develop or offer services and products which provide significant performance, price, creative or other advantages over our services. This could significantly harm our business, financial condition and operating results.

We are vulnerable to intellectual property infringement claims brought against us by others.

        Successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our products, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our markets will increase in number as more participants enter the markets. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we were found to have infringed the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, profits or damages, and the owner of the intellectual property might be able to prevent us from using the technology or software in the future. If the amounts of these payments were significant or we were prevented from incorporating certain technology or software into our products, our business could be significantly harmed.

        We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. As a result, due to the diversion of management time, the expense required to defend against any claim and the potential liability associated with any lawsuit, any significant litigation could significantly harm our business, financial condition and results of operations.

Computer viruses may cause our systems to incur delays or interruptions.

        Computer viruses may cause our systems to incur delays or other service interruptions and could damage our reputation that could significantly harm our business, financial condition and operating results. The inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Our system's continuing and uninterrupted performance is critical to our success. Customers and job seekers may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to serve Web page requests without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to customers and job seekers and result in reduced traffic or contract terminations, fee rebates and make goods, thereby reducing revenues. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be significantly damaged and our visitor traffic may decrease.

We have had and may face future difficulties managing growth.

        Historically, our business grew rapidly, both internally and through acquisitions, until the current downturn in our business that began in the second half of 2001. This expansion resulted in substantial growth in the number of our employees, and put a significant strain on our management and operations. If our business grows rapidly again in the future, we expect it to result in increased responsibility for existing and new management personnel, and incremental strain on our operations, and financial and management systems. Our success under such conditions will depend to a significant extent on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage future growth, our business, financial condition and operating results may be harmed.

We face risks associated with acquiring new businesses.

        We may continue to grow, in part, by acquiring businesses. The success of this strategy depends upon several factors, including:

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  our ability to identify and acquire businesses on a cost-effective basis;

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  our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and

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  our ability to retain and motivate key personnel and to retain the clients of acquired firms.

        Financing for our desired acquisitions may not be available on terms we find acceptable, and we may not be able to identify or consummate new acquisitions, or manage and integrate our recent or future expansions successfully. Any inability to do so may significantly harm our business, financial condition and operating results. In addition, we have frequently used our stock as consideration for acquisitions. Our common stock may not remain at a price at which it can be used as consideration for acquisitions without diluting our existing stockholders, and potential acquisition candidates may not view our stock attractively. We also may not be able to sustain the rates of growth that we have experienced in the past, whether by acquiring businesses or otherwise.

If HH Group fails to meet its obligations, our financial condition and results of operations may be harmed.

        On March 31, 2003 we completed the spin-off of HH Group to our stockholders. As a result of the spin-off HH Group agreed to indemnify us from liabilities related to their business. If, for whatever reason, a claim is made for which we do not receive indemnification, our financial condition and results of operations could be significantly harmed. In addition, for a transition period, HH Group has agreed to provide us with certain services. If they fail to do so for the specified period, our business could be disrupted until we are able to replace HH Group as the service provider.

We face risks relating to our foreign operations.

        We conduct operations in 19 foreign countries, including Australia, Belgium, Canada, France, Germany, India, Ireland, Italy, Japan, the Netherlands, Singapore, Spain and the United Kingdom. For the years ended June 30, 2003 and 2002, approximately 25% and 26%, respectively, of our total revenue were earned outside of the United States. Such amounts are collected in the local currency. In addition, we generally pay operating expenses in the corresponding local currency. Therefore, we are at risk for exchange rate fluctuations between such local currencies and the U.S. dollar. We are also subject to taxation in foreign jurisdictions. In addition, transactions between our foreign subsidiaries and us may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions will depend upon the application of limitations set forth in the Internal Revenue Code of 1986, as well as the provisions of any tax treaties that may exist between the United States and such foreign jurisdictions.

        Our current or future international operations might not succeed for a number of reasons including:

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  difficulties in staffing and managing foreign operations;

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  competition from local recruiting services;

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  operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;

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  seasonal reductions in business activity;

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  language and cultural differences;

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  legal uncertainties inherent in transnational operations such as export and import regulations, tariffs and other trade barriers;

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  taxation issues;

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  unexpected changes in trading policies and regulatory requirements;

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  issues relating to uncertainties of laws and enforcement relating to the regulation and protection of intellectual property; and

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  general political and economic trends.

        Also, if we are forced to discontinue any of our international operations, we could incur material costs to close down such operations.

Traditional media remains important to us.

        A significant portion of our total revenue comes from designing and placing recruitment advertisements in traditional media such as newspapers and trade publications. This business constituted approximately 21% and 24% of our total revenue for the six months ended June 30, 2003 and 2002, respectively. We also receive a meaningful portion of our revenue from placing advertising in Yellow Pages directories. This business constituted approximately 17% and 16% of total revenue for the six months ended June 30, 2003 and 2002, respectively. The total revenue we receive in the future from our traditional media operations may be less than the total revenue that we have received from such operations in the past.

        In addition, newer media, such as the Internet, may cause Yellow Pages directories and other forms of traditional media to become less desirable forms of advertising media. If we are not able to generate Internet advertising fees to offset any decrease in commissions from traditional media, our business, financial condition and operating results may be significantly harmed.

We depend on our key management personnel.

        Our continued success will depend to a significant extent on our senior management, including Andrew J. McKelvey, our Chairman of the Board and CEO. The loss of the services of Mr. McKelvey or one or more key employees could significantly harm our business, financial condition and operating results. In addition, if one or more key employees join a competitor or form a competing company, the resulting loss of existing or potential clients could significantly harm our business, financial condition and operating results.

We are influenced by a principal stockholder.

        Andrew J. McKelvey beneficially owns all of our outstanding Class B common stock and a large number of shares of our common stock, which, together with his Class B common stock ownership, represents approximately 36% of the combined voting power of all classes of our voting stock as of June 30, 2003. Mr. McKelvey can strongly influence the election of all of the members of our board. He can also exercise significant influence over our business and affairs. This includes any determinations with respect to mergers or other business combinations, the acquisition or disposition of our assets, whether or not we incur indebtedness, the issuance of any additional common stock or other equity securities and the payment of dividends with respect to common stock.

Effects of anti-takeover provisions could inhibit the acquisition of Monster Worldwide by others.

        Some of the provisions of our certificate of incorporation, bylaws and Delaware law could, together or separately:

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  discourage potential acquisition proposals;

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  delay or prevent a change in control; and

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  limit the price that investors might be willing to pay in the future for shares of our common stock.

        In particular, our board of directors may issue up to 800,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock. Our certificate of incorporation and bylaws provide, among other things, for advance notice of stockholder proposals and director nominations.

There may be volatility in our stock price.

        The market for our common stock has, from time to time, experienced extreme price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in advertising revenue, including the percentage of our revenue derived from Internet-based services and products, could cause the market price of our common stock to fluctuate significantly. Further, due to the volatility of the stock market generally, the price of our common stock could fluctuate for reasons unrelated to our operating performance.

        The market price of our common stock can be influenced by professional securities analysts' expectations about the ability of our business to grow and to achieve certain profitability targets. If our financial performance in a particular quarter does not meet the expectations of securities analysts, this may adversely affect the views of those securities analysts concerning our growth potential and future financial performance. If the securities analysts who regularly follow our common stock lower their ratings of our common stock or lower their projections for our future growth and financial performance, the market price of our common stock is likely to drop significantly.

We face risks associated with government regulation.

        As an advertising agency that creates and places print and Internet advertisements, we are subject to Sections 5 and 12 of the Federal Trade Commission Act of 1914, also known as the FTC Act. These sections regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading, and unfair advertising, and grants the FTC enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and other remedies upon advertisers and advertising agencies that disseminate prohibited advertisements. Advertising agencies like us are subject to liability under the FTC Act if the agency actively participated in creating the advertisement, and knew or had reason to know that the advertising was false or deceptive.

        In the event that any advertising that we have created is found to be false, deceptive or misleading, the FTC Act could potentially subject us to liability. The fact that the FTC has brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet, indicates that the FTC Act could pose a somewhat higher risk of liability to the advertising distributed via the Internet. The FTC has never brought any actions against us. Other current or new government laws and regulations, or the application of existing laws and regulations may:

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  subject us to significant liabilities including civil rights, affirmative action and other employment claims and state sales and use taxes;

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  significantly dampen growth in Internet usage;

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  prevent us from offering certain Internet content or services; or

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  otherwise significantly harm our business, financial condition and operating results.

        There are currently few laws or regulations directly applicable to the Internet. The application of existing laws and regulations to our web sites, particularly Monster, relating to issues such as user privacy, defamation, advertising, taxation, promotions, content regulation, and intellectual property ownership and infringement can be unclear. In addition, we will also be subject to new laws and regulations directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the web.

        We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with our posted privacy policy or other privacy-related laws and regulations could result in proceedings which could potentially harm our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could significantly harm our business through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

        Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws or such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) may significantly harm our business, operating results and financial condition.

Legal proceedings may significantly harm our business.

        From time to time, we may become involved in litigation or other proceedings. It is possible that such litigation or proceedings may significantly harm our future results of operations or financial condition due to expenses we may incur to defend ourselves or the ramifications of an adverse decision.

USE OF PROCEEDS

        Our net proceeds from the sale of the 6,000,000 shares of our common stock, assuming a public offering price of $28.50 per share, are estimated to be $162.3 million, or $186.8 million if the underwriters' over-allotment is exercised in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital. A portion of the proceeds may also be used to acquire or invest in complementary businesses. Although we have no definitive agreements with respect to any such transaction, we are often presented with opportunities to enter into such transactions and it is possible that we may decide to pursue an opportunity. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade obligations.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our stock. We currently anticipate that all future earnings will be retained by us to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our stock for the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions. Further, our current financing agreement restricts the payment of dividends on our stock. On March 31, 2003, we paid a dividend consisting of all of the stock of HH Group to our stockholders.

PRICE RANGE OF OUR COMMON STOCK

        Our stock is quoted on the Nasdaq National Market under the ticker symbol "MNST." Our stock was initially offered to the public on December 12, 1996 at $7.00 per share. The following table sets forth for the periods indicated the high and low reported closing sale prices per share for our stock as reported by Nasdaq.

	High	Low
Year Ending December 31, 2003
First Quarter	$13.02	$8.06
Second Quarter	22.25	10.22
Third Quarter	29.19	19.80
Fourth Quarter (through October 6, 2003)	28.50	25.42
	High	Low
Year Ended December 31, 2002
First Quarter	$47.21	$27.18
Second Quarter	35.18	20.79
Third Quarter	21.94	8.50
Fourth Quarter	17.68	8.53
	High	Low
Year Ended December 31, 2001
First Quarter	$66.38	$36.44
Second Quarter	63.75	30.63
Third Quarter	58.94	27.88
Fourth Quarter	48.13	27.24

        There were approximately 1,774 stockholders of record of our common stock on October 6, 2003. On October 6, 2003, the last reported sale price per share for our common stock as reported on the Nasdaq National Market was $28.50.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003, (i) on a historical basis and (ii) on a historical basis, as adjusted to give effect to our sale of 6,000,000 shares of common stock at an assumed offering price of $28.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	As of June 30, 2003
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$118,772	$281,077

Current portion of long-term debt	$3,028	$3,028

Long-term debt, less current portion	$15,803	$15,803
Stockholders' equity:
Preferred stock, $.001 par value.
Authorized—800,000 shares; issued and outstanding—none actual and as adjusted	—	—
Common stock, $.001 par value.
Authorized—1,500,000,000 shares; actual issued 108,179,000; actual outstanding 107,252,000 and issued as adjusted 114,179,000; outstanding as adjusted 113,252,000	108	114
Class B common stock, $.001 par value.
Authorized—39,000,000 shares; issued and outstanding—Actual 4,762,000 and as adjusted 4,762,000	5	5
Additional paid-in capital	954,171	1,116,470
Accumulated other comprehensive income	39,595	39,595
Retained deficit	(584,201)	(584,201)
Treasury stock, at cost; 927,000 shares	(9,842)	(9,842)

Total stockholders' equity	399,836	562,141

Total capitalization	$415,639	$577,944

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The selected consolidated financial information presented below has been retroactively restated to reflect the operations of HH Group as discontinued operations for all periods presented. The selected consolidated financial information with respect to our financial position as of December 31, 1998, 1999 and 2000 and our results of operations for each of the years then ended have been derived from our unaudited consolidated financial statements which are not incorporated by reference herein. The selected consolidated financial information with respect to our financial position as of December 31, 2001 and 2002 and our results of operations for each of the years then ended have been derived from our audited financial statements which are incorporated by reference herein. The selected consolidated financial information with respect to the results of our operations for the six months ended June 30, 2002 and 2003 and with respect to our financial position as of June 30, 2003 have been derived from the unaudited consolidated financial statements which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the information set forth therein. The results for the six months ended June 30, 2003 are not necessarily indicative of future results. The selected consolidated financial information presented below should be read in conjunction with our consolidated financial statements and our consolidated condensed financial statements and notes thereto, incorporated by reference in this prospectus.

	Year Ended December 31,		Year Ended December 31,			Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited)					(unaudited)
STATEMENT OF OPERATIONS:
(dollars in thousands)
Revenues	$383,633	$470,767	$752,365	$876,520	$702,757	$358,504	$336,075

Salaries & related, office & general and marketing & promotion	314,095	389,879	635,131	693,471	602,992	299,276	304,085
Merger and integration costs and restructuring costs	2,600	16,181	13,609	29,303	3,178	4,692	—
Business reorganization & other special charges	—	—	—	—	104,815	61,694	47,878
Amortization of intangibles	10,742	11,423	10,796	12,110	2,405	1,299	1,213

Total operating expenses	327,437	417,483	659,536	734,884	713,390	366,961	353,176

Income (loss) from operations	$56,196	$53,284	$92,829	$141,636	$(10,633)	$(8,457)	$(17,101)

Income (loss) from continuing operations before accounting change	$31,496	$47,909	$67,730	$93,304	$(16,755)	$(13,275)	$(18,706)

Net income (loss)	$46,218	$8,158	$50,863	$69,020	$(534,896)	$(497,800)	$(106,221)

Diluted income (loss) per share from continuing operations before accounting change	$0.34	$0.49	$0.61	$0.82	$(0.15)	$(0.12)	$(0.17)

	As of December 31,		As of December 31,
						As of June 30, 2003
	1998	1999	2000	2001	2002
	(unaudited)					(unaudited)
BALANCE SHEET DATA:
(dollars in thousands)
Current assets	$595,606	$704,550	$1,317,500	$1,005,918	$808,546	$512,562
Total assets	1,002,685	1,183,657	2,082,945	2,206,362	1,630,795	1,035,785
Current liabilities	505,906	665,795	917,065	929,608	799,220	605,850
Long-term liabilities	188,562	146,733	86,709	47,492	18,136	30,099
Total stockholders' equity	308,217	371,129	1,079,171	1,229,262	813,439	399,836
	Year Ended December 31,		Year Ended December 31,			Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited)					(unaudited)
OTHER FINANCIAL DATA:
(dollars in thousands)
Income (loss) from continuing operations before income taxes, minority interests and accounting change	$45,725	$44,574	$115,986	$155,442	$(9,751)	$(8,621)	$(18,182)
Interest (income) expense, net	9,375	8,317	(24,775)	(13,068)	(658)	(67)	347
Minority interests and equity in losses of unconsolidated affiliates	(396)	(297)	442	1,592	2,216	1,052	1,124
Depreciation and amortization	20,838	31,055	32,842	42,681	34,424	18,698	13,101
Merger and integration costs and restructuring costs	2,600	16,181	13,609	29,303	3,178	4,692	—
Business reorganization & other special charges	—	—	—	—	104,815	61,694	47,878

INDUSTRY OVERVIEW

Online Recruitment and Career Management

        The Internet is an increasingly significant global medium for communications, content and commerce. Growth in Internet usage has been fueled by a number of factors, including the availability of a growing number of useful products and services, the large and growing installed base of personal computers in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers.

        The increasing functionality, accessibility and overall usage of the Internet and online services have made them an attractive commercial medium. Thousands of companies have created corporate websites that feature information about their product offerings and advertise employment opportunities. Through the Web, Internet content providers are able to deliver timely, personalized content in a manner not possible through traditional media. Internet content can be continuously updated, distributed to a large number of consumers on a real-time basis, and accessed by users at any time. Industry publications indicate that the historical and projected adoption of online services represents a faster rate of penetration than occurred with traditional media, such as print, radio, broadcast television and cable television.

        For job seekers, online recruiting provides the ability to rapidly and more easily build, update and distribute their resumes, conduct job searches and gather information about employers. Online recruiting can also help to reduce the time associated with conducting a job search by permitting job seekers to define their specific job needs and be contacted automatically when desired jobs become available. Online recruiting is also attractive to employers and recruiters because online job advertisements can be accessed by job seekers anywhere in the world at any time and more cost effectively than print media.

        Forrester Research estimates that, with the development of the hourly and skilled market and a growing consumer reliance on the Internet for job information, the online recruitment market in the United States will grow to $1.9 billion by 2008.

Recruitment Advertising

        Recruitment advertising, which encompasses our Advertising & Communications business, traditionally consists of creating and placing recruitment advertisements in the classified advertising sections of newspapers. The recruitment advertising market has historically been cyclical in the U.S. market and according to Forrester Research, print recruitment advertising revenues decreased 22% in 2002, on top of the 35% decline seen in 2001. However, this business continues to migrate to the Internet. The services provided by recruitment advertising agencies can be complex and range from the design and placement of classified advertisements to the creation of comprehensive image campaigns which internationally "brand" a client as a quality employer. Furthermore, shortages of qualified employees in certain industries have increased the need for recruitment advertising agencies to expand the breadth of their service offerings to effect national, and sometimes global, recruitment campaigns. For the year ended December 31, 2002, the Conference Board's Help Wanted Index, a key barometer of America's job market, decreased to 39, from 47 in December 2001. Agencies which place recruitment classified advertising are paid commission rates, historically approximately 15% in the U.S. and the United Kingdom, of recruitment advertising placed in newspapers, and earn fees for providing additional recruitment services.

Yellow Pages Advertising

        Yellow Pages directories have been published in the U.S. since at least the 1890's and, traditionally, have been published almost exclusively by telephone utilities. In the early 1980's, due in part to telephone deregulation, independent companies began publishing an increasing number of directories. The percentage of adults who use the Yellow Pages has remained relatively constant over the last ten years at over 56%, and such readers consult the Yellow Pages approximately twice weekly. For that reason, Yellow Pages directories continue to be a highly effective advertising medium and have demonstrated that by its consistent annual growth. According to the Yellow Pages Integrated Media Association, the Yellow Pages industry posted a 1.4% gain to $14.1 billion in revenues for the year ended December 31, 2002, compared to revenues of $13.9 billion in 2001. Furthermore, the association forecasts further growth in 2003 of approximately 2.9%, bringing revenues to $14.5 billion. Yellow Pages advertising in the United States targets a market of more than 3.6 million local and national brands. As those terms are used in the Yellow Pages industry, "local" refers to an advertisement solicited by a Yellow Pages publisher's own sales staff and "national" refers to an advertisement that is placed by an advertising agency and meets certain criteria specified by the publisher. Local accounts are typically merchants who primarily conduct their business within the geographic area served by the publisher's directories. Currently, approximately 7,000 Yellow Pages directories are published annually by 200 publishers and, in the U.S., many cities with populations in excess of 80,000 are served by multiple directories. As such, our Directional Marketing business facilitates the process of publishing advertisements in multiple directories.

        Most national accounts use independent advertising agencies to design and implement their Yellow Pages advertising programs to create a consistent brand image and compelling message, to develop an effective media plan and to execute the placement of the advertising at the local level. Agencies that place national advertising are paid commissions by Yellow Pages publishers. The market has grown each year since 1981. During the period of 1990 through 2001, the market has grown at a compound average rate of approximately 6.0%.

BUSINESS

        Founded in 1967, Monster Worldwide, Inc. is the parent company of Monster, the leading global online careers property. We also own TMP Worldwide, the world's largest Yellow Pages and recruitment advertising agency network. Headquartered in New York with approximately 4,500 employees in 19 countries, our clients include approximately 90 of the Fortune 100 and approximately 490 of the Fortune 500 companies.

Strategy

        We believe our growth will primarily come from strengthening our leadership position in the online recruitment and career management market and migrating our traditional business models to the Internet. Our ongoing strategies to strengthen our position include:

  •
  promoting the Monster brand globally through online and traditional advertising, aggressive marketing programs and through select alliances or affiliations;

  •
  growing through new initiatives, such as Monster Hourly and Skilled and Monster Government Solutions, and leveraging our brand through extensions, such as Monstermoving.com;

  •
  developing the Monster brand internationally by maintaining or achieving the number one or two market position in key international markets, by growing organically and through select, complementary acquisitions;

  •
  developing integrated sales approaches between our Interactive solutions and our traditional recruitment and Yellow Pages advertising services along the entire employment spectrum; and

  •
  enhancing the features of Monster so it remains the most comprehensive career management resource for both the job seeker and the HR professional.

Our Services

        We operate under three product lines: Monster, Advertising & Communications, and Directional Marketing.

Monster

        Monster (www.monster.com) is our flagship brand and the leading global online careers property. Monster was founded in 1994 as the Monster Board and was the 454th commercial website in the world. We believe that Monster has revolutionized the way employers and job seekers connect to one another. Monster's services are designed to help employers, who are our clients, streamline and effectively manage their entire hiring process online by advertising job openings and accessing resume databases. We believe that Monster provides one-stop-shopping for our clients' online recruiting and career management needs and offers services that are more efficient and effective than traditional methods of human resource management. In August 2003, Monster was the 28th most visited property on the Internet, serving over 15.2 million job seekers per month with job opportunities across all industries and skill levels. The Monster network's resume database (which includes Flipdog and MonsterTRAK), contains, as of August 2003, more than 29 million resumes, assists our clients in finding qualified candidates to meet their hiring needs. The Monster global network consists of 20 local content and language sites in countries throughout North America, Europe and the Asia Pacific Region.

        Since the introduction of Monster, we have introduced many new career management tools for job seekers, HR professionals and college career centers, though most of these initiatives were focused on "white-collar", or exempt, employees. In January 2003, we announced the national launch of our Monster Hourly and Skilled initiative, which focuses on matching employers with workers that are non-exempt, or hourly, employees, such as nurses, truck drivers, mechanics, bank tellers, waitresses, and retail clerks. We believe that non-exempt employees account for approximately 67 million, or 50% of U.S. workers. The Hourly and Skilled section of the Monster website currently provides such job seekers with a fast, easy and convenient way to search and apply for a wide range of jobs with local employers in major U.S. metropolitan areas. Utilizing Monster's powerful search engine technology, job seekers are able to conduct targeted searches for local non-exempt jobs that best match their interests and skills. Monster Hourly and Skilled also enables employers to more quickly and efficiently find and hire the most qualified non-exempt workers for their available opportunities.

        Another of our new initiatives is Monster Government Solutions, which focuses on the development and marketing of customized recruitment portals and other recruiting tools for federal, state and local governments, such as the U.S. Office of Personnel Management, the human resources agency for the executive branch of the U.S. federal government. At the Office of Personnel Management's website (www.usajobs.opm.gov), which is powered by Monster, job seekers interested in federal jobs can quickly and conveniently search and apply for jobs with the various executive branch departments, from the Department of the Air Force to the Department of Veterans Affairs. Monster Government Solutions also offers customized government hiring tools, such as QuickHire, which is used by more than 40 federal agencies to automate the review and ranking of every resume submitted in response to an advertisement.

        We believe that Monster provides a rewarding experience to the job seeker. Monster allows job seekers to create their own personalized career management page, My Monster, through which users can store their resumes, cover letters, job applications and create multiple Job Search Agents. They can also track how many times their resume has been viewed by prospective employers. My Monster is the center of the Monster job seeker experience, with over 38 million job seeker accounts as of August 2003. Monster's Job Search Agent seeks to find the desired job for the job seeker. Job seekers can register for this free service on the site by creating a simple personal profile indicating the industry and location in which they want to work and any job-specific keywords. The Job Search Agent then periodically scans the entire Monster job database for opportunities that match the requirements and delivers the leads to job seekers' e-mail accounts, even while they are off-line. Job seekers post their resumes free of charge in a confidential, searchable, access-restricted database. This database can be searched, using keyword searches, by employers who pay for the service. Job seekers can search Monster's database of employment opportunities by location, job category, industry and/or keyword. Keyword searches allow a user to enter specific keywords to match skills, job titles or other requirements. Monster's core product offerings also include the following:

RESUME DATABASE CUSTOMIZATION

  Customized Resume Access is designed to provide increased flexibility in searching Monster's resume database to empower small, medium and large employers to take greater control of the recruitment process. This product offers customers enhanced options to use the resume database, including geographic searches and the ability to purchase access to the database for variable periods of time.

MONSTER OFFICE HQ

  Monster Office HQ is a centralized resource that helps employers manage the hiring process, from sourcing and screening to tracking, selection and reporting. This online office incorporates web-based tools and services that streamline the hiring process, giving customers quick and easy access to human resources solutions, all in one place.

MONSTER WEB DRAGON

  Monster Web Dragon allows employers to be as selective as they want, by allowing Monster staff to perform personalized candidate searches according to criteria provided by the employer. Within

  24 hours, employers receive hand-selected quality candidates who match the specified requirements. Monster Web Dragon provides fast, personalized service, minimizes employers' advertising costs, and allows employers to spend more time interviewing only qualified candidates. Optional Web Dragon services include Web Dragon Contact, where Monster agents take the selection process one step further by contacting the candidates directly to confirm their interest in the position, and Web Dragon Screen, which adds a telephone pre-screening interview conducted by Monster experts.

        In addition to its core product offerings, the Monster Network also offers the following innovative solutions:

MY MONSTER PREMIUM

  Monster offers five distinct products to job seekers and employers as part of our My Monster Premium membership: Monster's Career Fit Indicator, Resume Enhancement, Job File, Monster's Job Search Tutorial, and Harvard ManageMentor® "Managing Your Career." Monster also offers additional products: a Resume Writing Service in partnership with CareerPerfect.com, an interview coaching product in partnership with Interview Mastery, a Personal Salary Report with Salary.com, customized resume distribution via the Executive Agent from Kennedy Information, Inc., and 27 additional Harvard ManageMentor business topics and other targeted career management tools in an easy-to-use support resource.

FLIPDOG

  Flipdog (www.flipdog.com) offers job seekers an additional channel for searching job postings. Using sophisticated technology, Flipdog.com offers the largest source of employer posted jobs on the Internet.

MONSTERTRAK

  MonsterTRAK (www.monstertrak.com) is the definitive career resource for college students and alumni. MonsterTRAK teams-up with over 1,450 college and university career centers, MBA programs, alumni associations and student groups, providing more entry-level jobs than any other career management entity, online or offline. Since its inception in 1988, more than 500,000 employers have utilized MonsterTRAK to post full-time, part-time and internship opportunities.

FASTWEB

  Fastweb (www.fastweb.com) allows students to create a personalized profile that can be matched against our database of colleges and scholarships. As one of the oldest and most popular free online scholarship matching services, our database contains over 800,000 scholarships totaling more than $1 billion. Fastweb also notifies students when new scholarships are added and application deadlines are approaching. Fastweb also allows students to match universities with their personal preferences and provides a complete profile for participating schools. Students can also sign up to be recruited by colleges.

        As of August 2003, our Monster properties had over 38 million job seeker members, over 250,000 member companies and over one million unique job postings within the Monster network, which in addition to Monster sites globally, includes Flipdog.com and MonsterTRAK. In August 2003:

  •
  I/PRO reported that Monster had more than 49 million visitors, with an average of more than 11.5 minutes per visit.

  •
  Media Metrix reported that Monster properties, which represent all Monster-owned domains, were the number one destination for career seekers with over 15 million unique visitors and the 28th most visited property overall on the Internet. In August 2003, we had more unique visitors than our nearest two competitors combined.

  •
  Based on Media Metrix statistics, Monster properties reported a power ranking of 326.4 (reach of 10.2% multiplied by an average of 32 page views per visitor). Based on these same statistics, the combined power ranking of our nine closest competitors was 395.4.

        We believe that the power ranking is significant because, by taking into account reach and page views, it indicates the products' recognition and usefulness to job seekers. As a result, through Monster, our clients have access to over 29 million resumes in a database that is growing by an average of more than 43,000 resumes daily. To attract users to Monster, we continue to refine and refresh the site by introducing value-added features that complement and enhance the user's experience.

        Our existing content and marketing agreements with America Online, Inc. (a unit of AOL Time Warner, Inc.) and MSN (a unit of Microsoft, Inc.) will expire on December 1, 2003 and December 31, 2003, respectively. For the six months ended June 30, 2003, we estimate that MSN and AOL together provided an average of approximately 25% of the unduplicated unique visitors that visited the Monster sites. We define an unduplicated unique visitor as one who visited only the AOL Monster co-branded site or the MSN Monster co-branded site, and did not visit any of our Monster sites. During 2003, we anticipate spending approximately 40% of our global marketing budget or approximately $50 million in connection with these agreements. Following the expiration of these agreements, we plan to redirect a large portion of this amount toward targeted, national and local marketing initiatives. We believe that this approach will enable us to more efficiently attract a targeted and more relevant audience, expand our Monster franchise and better meet the needs of Monster's customers.

Advertising and Communications

        Our TMP Worldwide Advertising & Communications business specializes in designing global, national or local recruitment advertising campaigns for clients in high growth industries and government agencies. We entered the recruitment advertising business in 1993 and have expanded this business worldwide through organic growth and acquisitions. We seek to help our clients position themselves as the employer of choice, and to attract and retain the most qualified candidates. In addition to traditional media, such as print advertising, we continue to expand the reach of our services through the utilization of online recruitment advertising, development of employer branding programs, image campaigns, creation of direct marketing materials, retention programs and other employee communications, job fairs, employee referral programs and campus recruiting. Our objectives are to remain client focused and attract new business while continuing to rationalize our expenses. Our ideas and recruiting strategies include the following:

RECRUITMENT ADVERTISING

  We design, manage and deliver employment advertising by focusing on strategic planning and research, providing consultative employment advertising solutions and developing employer branding messages. By providing a complete range of online services, complementing our innovative recruitment solutions, we create print, interactive, broadcast, collateral materials and implement proactive programs such as job fairs, employee referral programs and campus recruiting.

RESPONSE MANAGEMENT

  Powered by Monster technology, we provide the resources and expertise to design, develop and deliver project management solutions that improve the speed and efficiency of the hiring process. We offer project definition and management, efficient administration of response, screening and assessment of candidate suitability.

EMPLOYER BRANDING

  We define, develop, protect and measure the employment brand by implementing communication initiatives to shift employee attitudes, creating platforms for recruitment, retention, employment marketing and public relations and closely monitor the key performance indicators to ensure the delivery of the branding process.

EMPLOYEE COMMUNICATIONS

  We develop communications strategies and deliver programs that allow employees to actively participate in a client's corporate vision. Through strategic research, planning and implementation tools which foster effective communication, we focus on ensuring that corporate objectives are communicated with consistency and accuracy and that our clients can maintain a dynamic corporate culture.

Directional Marketing

        TMP Worldwide Directional Marketing is the world's largest Yellow Pages advertising agency based on gross billings. We help over 2,000 clients build, enhance, and protect their brand images using over 7,000 Yellow Pages directories. Our Directional Marketing business focuses on Yellow Pages advertising programs for national accounts, which are clients who sell products or services in multiple markets. We entered the Yellow Pages advertising business in 1967 and have been able to use our more than 35 years of understanding consumers' use of Yellow Pages directories to introduce our clients to other marketing media that facilitate a connection between consumers and our clients, such as Monstermoving (www.monstermoving.com). While we continue to rationalize our expenses, we understand that Yellow Pages advertising requires significant client contact.

        In addition to traditional advertising, we offer to our clients a variety of services ranging from online advertising to the staffing and operation of fulfillment centers, which respond to toll-free calls requesting product brochures and other information. While beyond the typical scope of services provided by an advertising agency, these ancillary services are designed to further integrate us into client processes for the mutual benefit of both parties.

        Included in our Directional Marketing segment is Monstermoving.com. Monstermoving.com is one of the world's largest online marketplaces for relocation information and services and moving-related decision support tools. Its strategy is to change the way people manage their move by leveraging the power of the Internet to provide the relocation resources needed to successfully manage all stages of the relocation process. Monstermoving.com is designed to reduce the time, cost and stress associated with relocating and provides relocation information on more than 1,500 cities nationwide, and enables users to research real estate or rental properties, check out mortgage and insurance quotes, and compare quotes from moving companies or truck rental companies. Monstermoving.com features everything from home and apartment searches to mortgage and mover quotes, school information, and utility and community resources. We believe Monstermoving.com is a natural extension of Monster's career management services because people often relocate as the result of finding a new job. We expect the Internet to continue to play a significant role in assisting people with their relocation needs and have actively marketed Monstermoving.com to our existing Directional Marketing clients as a low cost alternative to Yellow Pages advertising.

Sales and Marketing

        We maintain separate sales and marketing staffs for our Monster, Advertising & Communications and Directional Marketing businesses. The sales force for our Monster business consists of our Telesales group, which is primarily responsible for telemarketing and customer service for small to medium sized clients and is located in our call centers in Indianapolis, Indiana and Maynard, Massachusetts, and our Field and Premises group, which focuses on our largest clients and is dispersed in our offices nationwide. A sizeable percentage of employees in our Field and Premises group are currently dedicated solely to our new Hourly and Skilled initiative. Our sales, marketing and customer service staffs are divided into two groups: (i) new business generation and (ii) existing client relationship maintenance and improvement. In addition to specializing by product, each group is accountable for, and incentivised to, cross-sell our other products within our existing client base. Each product sales force also designs targeted selling campaigns for potential new clients. We also use broad based media, such as broadcast television, the Internet, radio, business publications and trade publications to promote the Monster and Monster Worldwide brands.

Clients

        Our clients include approximately 90 of the Fortune 100 companies and approximately 490 of the Fortune 500 companies. Our clients include small and medium-sized organizations, enterprises, government agencies and educational institutions. No one client accounts for more than 5% of our total annual revenue.

Competition

        The markets for our services and products are highly competitive and are characterized by pressure to reduce prices, incorporate new capabilities and technologies, and accelerate job completion schedules. We face competition from a number of sources. These sources include Internet portals, other job-related websites, national and regional advertising agencies, media companies, including newspapers, and specialized and integrated marketing communication firms. Many advertising agencies and media companies have started to either internally develop or acquire new media capabilities. New boutique businesses that provide integrated or specialized services (such as advertising services or website design) and are technologically proficient, especially in the new media arena, are also competing with us. Many of our competitors or potential competitors have long operating histories, and some have greater financial, management, technological, development, sales, marketing and other resources than do we. In addition, our ability to maintain our existing clients and generate new clients depends to a significant degree on the quality of our services, pricing and our reputation among our clients and potential clients.

Intellectual Property

        Our success and ability to compete is dependent in part on the protection of our original content for the Internet and on the goodwill associated with our Internet uniform resource locators ("URL's"), domain names, trademarks, trade names, service marks and other proprietary rights. We rely on copyright laws to protect the original content that we develop for the Internet. In addition, we rely on Federal and state trademark laws to provide additional protection for the identifying marks appearing on our Internet sites. A degree of uncertainty exists concerning the application and enforcement of copyright and trade dress laws to the Internet, and there can be no assurance that existing laws will provide adequate protection for our original content or the appearance of our Internet sites. In addition, because copyright laws do not prohibit independent development of similar content, there can be no assurance that copyright laws will provide any competitive advantage to us.

        We also assert common law protection on certain names and marks that we have used in connection with our business activities.

        We rely on trade secret and copyright laws to protect the proprietary technologies that we have developed to manage and improve our Internet sites and advertising services, but there can be no assurance that such laws will provide sufficient protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization. We have obtained certain patents and applied for other patents with respect to certain of our software systems, methods and related technologies, but there can be no assurance that any pending applications will be granted or that any patents will not in the future be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us with a competitive advantage. In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future, for use in managing our Internet sites and providing related services to users and advertising customers. Our ability to generate fees from Internet commerce may also depend on data encryption and authentication technologies that we may be required to license from third parties. There can be no assurance that these third-party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could significantly harm our business, financial condition and operating results.

        Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford us little or no effective protection of our intellectual property. In addition, there can be no assurance that third parties will not bring claims of patent, copyright or trademark infringement against us. We anticipate an increase in patent infringement claims involving Internet-related technologies as the number of products and competitors in this market grows and as related patents are issued. Further, there can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed their proprietary rights in connection with our Internet content or technology. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies or methods, any of which could significantly harm our business, financial condition or operating results.

Government Regulation

        As an advertising agency that creates and places print and Internet advertisements, we are subject to Sections 5 and 12 of the Federal Trade Commission Act (the "FTC Act"), which regulates advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading, and unfair advertising, and grants the Federal Trade Commission ("FTC") enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and other remedies upon advertisers and advertising agencies that disseminate prohibited advertisements. Advertising agencies are subject to liability under the FTC Act if the agency actively participated in creating the advertisement, and knew or had reason to know that the advertising was false or deceptive.

        In the event that any advertising created by us was found to be false, deceptive or misleading, the FTC Act could potentially subject us to liability. The fact that the FTC has brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet, indicates that the FTC Act could pose a somewhat higher risk of liability to the advertising distributed via the Internet. The FTC has never brought any actions against us.

        There can be no assurance that other current or new government laws and regulations, or the application of existing laws and regulations, will not subject us to significant liabilities, significantly dampen growth in Internet usage, prevent us from offering certain Internet content or services or otherwise significantly harm our business, financial condition or operating results.

Employees

        At September 30, 2003, we employed approximately 4,500 people worldwide. Our employees are not represented by a labor union or a collective bargaining agreement. We regard the relationships with our employees as satisfactory.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as manager, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Underwriters:
Morgan Stanley & Co. Incorporated

Total	6,000,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $            a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the manager.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $            , the total underwriters' discounts and commissions would be $            , total proceeds to Monster Worldwide, Inc. would be $            .

        We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the exchange of shares of Class B common stock for shares of common stock under the terms of our certificate of incorporation;

  •
  the granting of options to officers, directors, employees or consultants, provided that these options are not generally exercisable prior to the end of the lock-up period;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the issuance of up to 2,500,000 shares of common stock in connection with acquisitions;

  •
  the exercise of options granted pursuant to our stock option plans;

  •
  transactions by any person other than Monster Worldwide, Inc. relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  •
  the sale by our officers and directors of shares of common stock in accordance with written plans existing as of the date of the prospectus and entered into pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934; or

  •
  the sale or other transfer of any shares of common stock by the foregoing persons to any associate, as this term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, if this person agrees to be bound by the foregoing provisions.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        From time to time Morgan Stanley & Co. Incorporated and its affiliates have provided and continue to provide investment banking and other services to us, including advisory services in connection with the spin-off, for which they receive customary compensation.

        We have agreed with the underwriters to indemnify each other against certain liabilities relating to this offering, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. Attorneys at Fulbright & Jaworski L.L.P. own 100 shares of our common stock in the aggregate. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

        The consolidated balance sheets as of December 31, 2002 and 2001, and the consolidated statements of operations, comprehensive income (loss), retained earnings, and cash flows for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus, have been included herein in reliance on the report of BDO Seidman, LLP independent certified public accountants, given on the authority of that firm as experts in auditing and accounting.

        With respect to the unaudited interim financial information for the periods ended March 31, 2003 and 2002 and June 30, 2003 and 2002, incorporated by reference in this Prospectus, the independent certified public accountants have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their separate report included in our quarterly reports on Forms 10-Q and 10-Q/A for the quarters ended March 31, 2003 and June 30, 2003, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the Securities and Exchange Commission, or SEC, with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at The Nasdaq National Market, call (212) 656-5060.

        We also make all of our documents filed with the SEC available on our website, www.monsterworldwide.com, free of charge under the caption "Investor Relations—SEC Filings", as soon as reasonably practicable after they are filed electronically with the SEC. Copies are also available free of cost by writing or telephoning our Investor Relations Department, c/o Monster Worldwide, Inc., 622 Third Avenue, New York, New York 10017, (212) 351-7000.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is finished. This prospectus is part of a registration statement filed with the SEC (Registration No. 333-            ). The documents we incorporate by reference are:

        (a)   The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

        (b)   The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003, each as amended.

        (c)   The description of the Company's common stock contained in Item 1 of the Company's Registration Statement on Form 8-A, dated October 16, 1996.

        (d)   The Company's Current Report on Form 8-K, filed February 13, 2003, relating to the Company's announcement of its results of operations for the quarter and year ended December 31, 2002.

        (e)   The Company's Current Report on Form 8-K, filed March 17, 2003, relating to the Securities and Exchange Commission declaring effective the Form 10 Registration Statement of Hudson Highland Group, Inc.

        (f)    The Company's Current Report on Form 8-K, filed March 28, 2003, relating to the Company's furnishing of certain summary unaudited pro forma information reflecting its proposed spin-off of Hudson Highland Group, Inc.

        (g)   The Company's Current Report on Form 8-K, filed April 8, 2003, relating to the Tax Information Statement distributed to the Company's stockholders.

        (h)   The Company's Current Report on Form 8-K, filed on April 11, 2003, relating to the Company's completion of the distribution of the common stock of Hudson Highland Group, Inc. on March 31, 2003.

        (i)    The Company's Current Report on Form 8-K, filed on May 1, 2003, relating to the Company changing its name and ticker symbol to Monster Worldwide, Inc. and "MNST", respectively.

        (j)    The Company's Current Report on Form 8-K, filed August 15, 2003, relating to the Company's acquisition of substantially all of the ongoing business of QuickHire, Inc. and all of the outstanding capital stock of Internet Technologies, Inc.

        (k)   The Company's Current Report on Form 8-K, filed August 29, 2003, relating to the Company's termination of its joint venture arrangement in Australia and New Zealand with Ninemsn.

        (l)    The Company's Current Report on Form 8-K, filed October 9, 2003, relating to: (i) the reconciliation of non-GAAP financial measures in the Company's Current Report on Form 8-K, filed February 13, 2003, (ii) the Company's unaudited pro forma consolidated financial information, reflecting the termination of the Company's joint venture with Ninemsn in Australia and New Zealand, as of June 30, 2003, and for the six months ended June 30, 2002 and 2003 and for each of the three years in the period ended December 31, 2002, and (iii) the Company's retroactive restatement of its financial statements to reflect Hudson Highland Group, Inc. as discontinued operations as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Monster Worldwide, Inc.
622 Third Avenue
New York, New York 10017
Attention: Investor Relations
(Tel. No. (212) 351-7000)

        The contents of our web sites are not part of this prospectus. This prospectus contains certain of our trademarks and service marks and those of third parties.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions) are estimated to be as follows:

SEC filing fee		$15,597.00
NASD filing fee		$19,778.60
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Blue sky expenses and counsel fees	$	*
Transfer agent and registrar fee	$	*
Printing and engraving fees	$	*
Miscellaneous	$	*

Total:	$	*

*
To be supplied by amendment.

Item 15. Indemnification of Directors and Officers.

        Section 145(a) of the General Corporation Law of the State of Delaware permits the indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Article VI of the By-Laws of the Registrant contains provisions for the indemnification of directors, officers and employees within the limitations permitted by Section 145. In addition, the Company has entered into Indemnity Agreements with its directors and officers which provide the maximum indemnification allowed by Section 145. The Company's officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

Item 16. Exhibits

1.1	Form of Underwriting Agreement.*
5.1	Opinion of Fulbright & Jaworski L.L.P.
15.1	Letter of BDO Seidman, LLP regarding unaudited interim financial information.
23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2	Consent of BDO Seidman, LLP.
24.1	Power of Attorney (included on signature page).

*
To be supplied by amendment.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 9th day of October, 2003.

MONSTER WORLDWIDE, INC.
By:	/s/ ANDREW J. MCKELVEY Andrew J. McKelvey Chairman and CEO

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Andrew J. McKelvey and Michael Sileck his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ ANDREW J. MCKELVEY Andrew J. McKelvey	Chairman, CEO and Director (Principal Executive Officer)	October 9, 2003
/s/ MICHAEL SILECK Michael Sileck	Chief Financial Officer (Principal Financial Officer)	October 9, 2003
/s/ JONATHAN TRUMBULL Jonathan Trumbull	Vice President and Controller (Principal Accounting Officer)	October 9, 2003
George Eisele	Director	October , 2003

/s/ JOHN GAULDING John Gaulding	Director	October 9, 2003
/s/ MICHAEL KAUFMAN Michael Kaufman	Director	October 9, 2003
/s/ RONALD KRAMER Ronald Kramer	Director	October 9, 2003
/s/ DAVID STEIN David Stein	Director	October 9, 2003
/s/ JOHN SWANN John Swann	Director	October 9, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit
1.1	Form of Underwriting Agreement.*
5.1	Opinion of Fulbright & Jaworski L.L.P.
15.1	Letter of BDO Seidman, LLP regarding unaudited interim financial information.
23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2	Consent of BDO Seidman, LLP.
24.1	Power of Attorney (included on signature page).

*
To be supplied by amendment.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
INDUSTRY OVERVIEW
BUSINESS
UNDERWRITERS
LEGAL MATTERS
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY